October 27, 2006

By Fax: (202) 772-9368

Mr. H. Roger Schwall
Assistant Director
United States Securities
and Exchange Commission
100 F Street N.E., Stop 7010
Washington, DC 20549

Dear Schwall:

Re:	Canadian Zinc Corporation Form 20-F/A for Fiscal Year Ended December 31, 2005 File No. 0-22216

We refer to your comment letter dated August 29, 2006 and set out hereunder our responses as follows:

Operating and Financial Review and Prospects

Trend Information, page 42

1.
We note your disclosure that states “Pursuant to review of engineering studies on the property and discussion with its accountants, the Company believes that the net realizable value of the resource properties is equal to or exceeds capitalized costs.” Please identify the accountants you are referring to and advise us of the nature of the discussions.

The word “accountants” was inappropriately used in this context. The correct word should have been “industry consultants.” The “discussion” related only to the outlook for future metal prices and demand. However, upon rereading this paragraph in light of your further comments below, this paragraph was written in the context of Canadian GAAP and not U.S. GAAP as the Company expenses all exploration costs under U.S. GAAP. Therefore we propose in the revised filing to delete this paragraph in its entirety.

2.
Please tell us if you have evaluated your mineral property interests for impairment in accordance with SFAS 144 for U.S. GAAP purposes. Please provide us with a copy of any analysis you may have in support of your conclusions.

The resource interests, under U.S. GAAP, as at December 31, 2005 was Can.$5,005,189., which represents the acquisition cost of the properties, reclamation security deposit and an increase from asset retirement obligation. No impairment evaluation in accordance with SFAS 144 was carried out as the Company has expensed all deferred exploration costs. None of the events circumstances set out in paragraph 8 of SFAS 144 has occurred, and accordingly a recovery test was not required.

Controls and Procedures, page 57

3.
We note your disclosure that indicates your disclosure controls and procedures were “adequate” as of December 31, 2005. Please revise your disclosure to clearly conclude on your disclosure controls and procedures as either being effective or not effective. Please refer to Item 15(a) of Form 20-F.

We acknowledge your comments and will revise the reference from “adequate” to “effective”.

4.
Please also address whether any changes in internal control over financial reporting in the period covered by your report were reasonably likely to material affect internal control over financial reporting.

We acknowledge your comment and refer to the following paragraph in Item 15 (page 58) which addresses this question where we propose to add in after the words “materially affect”, the words “or were reasonably likely to materially affect”.

“Changes in Internal Control and Financing Reporting. During the fiscal year ended December 31, 2005 there were no changes in internal control over financial reporting that materially affect, or were reasonably likely to materially affect, the internal control over financing reporting.”

Financial Statements

General

5.
It appears from your filing that you have not established proven or probable reserves. As such, it appears you should revise your disclosures indicating that you are at a development stage enterprise, to clarify that for U.S. GAAP purposes, the company is regarded as an “Exploration Stage” enterprise, as defined under SEC Industry Guide 7. Please include this labeling in the financial statement headers.

We acknowledge your comments. We consider our primary jurisdiction to be the Canadian regulatory regime. Under Canadian practice the Company is considered to be a development stage company. In accordance with Canadian GAAP, the header reference to development stage enterprise is appropriate. It is our understanding that Item 17 requires us to provide US/Canadian GAAP differences of a quantitative nature only. Nevertheless, we would propose including a sentence in Note 13(e) and a statement Item 17 indicating that for US GAAP purposes, the Company is considered to be a Exploration Stage enterprise.

See also reply to Comment #13 below.

Report of Independent Registered Public Accounting Firm

6.
It appears from the audit opinion included in the filing that prior years 2004 and 2003 were audited by other auditors. We are unable to locate the opinion of the referred auditors in your filing. Please amend your document to include the opinion of the other auditor(s).

The audit opinion of Moore Stephens Ellis Foster in respect of 2004 and 2003 was included as a schedule to Form 20F in respect of the year ended December 31, 2004 filed July 28, 2005.

The audit opinion will be incorporated in the refile.

7.	Please direct us to the Form 6-K furnished by the company that indicates the change of auditor.

The Company did not change its auditor. The Company’s auditor Ellis Foster which had been re-appointed at the Annual Meeting held June 16, 2004, merged with Ernst & Young LLP during 2005. This was disclosed in the Company’s Management Proxy Information Circulars dated May 9, 2005 and May 11, 2006, which were filed as Exhibits to the 2004 and 2005 Forms 20F respectively. No Form 6-K was filed.

Note 3 - Resource Interests

8.	Please reconcile the beginning and end of year development costs for all periods presented.

We acknowledge your comments. We have noted a reclassification adjustment in Note 3, which was overlooked at the time of final printing. We have revised the numbers accordingly and they are now consistent with note 13(a), 13(b) and 13(c). We have provided reconciled beginning and end of year development costs for the periods presented as set out below in revised Note 13(b). We further propose changing the caption “Development Costs” to “Exploration and Development Costs”. (See response to Comment #11).

9.	Please clarify for us and in your document, the amount of mineral property costs capitalized that represent development costs for both Canadian and U.S. GAAP purposes.

Please refer to Note 3 and revised Notes 13(b) and 13(c) set out below.

10.
Please clarify to us in your document if your Prairie Creek Mine rights and interests are in good standing. We note your disclosure that indicates that Nahanni considers the Co-operation Agreement terminated. Please clarify what effect if any, this relationship may have on your ability to conduct your planned operations.

The mining rights and interests are granted to the Company by Her Majesty the Queen in Right of Canada (Canadian Government) and are in good standing. We will include a statement to that effect in Item 4.D.(1).

Under the referenced Co-Operation Agreement the Company had agreed to grant a 5% net profit interest and, an option to purchase either a 10% or 15% participation interest, in the Prairie Creek project to the Nahanni First Nation. The disclosure in Note 3 is intended to indicate that if the Nahanni consider the Agreement as terminated those obligations of the Company would not apply. Termination of this relationship has no impact on the legal ability of the Company to conduct its operations.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

11.
Please provide us with a reconciliation of the amounts presented for Resource Interest written off and Exploration and development costs presented in Note 3. Please provide this reconciliation for both your Balance Sheet and your Statement of Operations for all periods presented.

3.	Resource Interests

The Company’s resource interests comprise the Prairie Creek Mine Property:

	2005	2004	2003

Acquisition costs:
- mining lands	$3,158,000	$3,158,000	$2,750,000
- plant and mills	500,000	500,000	500,000
	3,658,000	3,658,000	3,250,000
Reclamation security deposit	190,000	160,000	-
Increase from asset retirement obligation	875,350	1,004,070	219,600
Exploration and development costs	13,771,790	12,105,654	9,746,618
	$18,495,140	$16,927,724	$13,216,218

Exploration and development costs incurred in 2005, 2004 and 2003 are detailed below:

	2005	2004	2003

Exploration and development costs
Assaying and metallurgical studies	$182,450	$37,310	$1,802
Camp operation and site development	472,075	223,975	5,865
Salaries and consulting - geology, permitting, environmental	393,663	570,780	90,144
Drilling and underground development	-	912,258	-
Lease rental	82,527	58,003	74,145
Permitting and legal	139,821	35,417	38,080
Transportation and travel	155,676	282,920	7,290
	1,426,212	2,120,663	217,326

Amortization - asset retirement obligation	128,720	128,719	24,400
Amortization - mining plant and equipment	36,988	42,837	4,070
Asset retirement accretion	74,216	66,817	3,990

Total exploration and development costs for the year	1,666,136	2,259,036	249,786
Exploration and development costs, beginning of year	12,105,654	9,746,618	9,496,832
Exploration and development costs, end of year	$13,771,790	$12,105,654	$9,746,618

The amounts are reconciled in the corrected Note 13(b) [Balance Sheet] and 13(c) [Statement of Operations], as set out below.

b.	Reconciliation of Balance Sheet Items:

	2005	2004	2003

Resource interest (Canadian GAAP)	18,495,140	$16,927,724	$13,216,218
Exploration and Development costs	(13,771,790)	(12,105,654)	(9,746,618)
Resource interest (U.S. GAAP)	$4,723,350	$4,822,070	$3,469,600

Total assets (U.S. GAAP)	$20,922,790	$17,888,325	$16,998,018
Total liabilities (U.S. GAAP)	$1,350,621	$1,403,076	$327,231

c.	Reconciliation of Statement of Operations Items:

	2005	2004	2003

Loss for the year (Canadian GAAP)	$(1,967,312)	$ (679,127)	$ (904,860)
Exploration and Development costs	(1,666,136)	(2,359,036)	(249,786)
Loss for the year (U.S. GAAP)	$(3,633,448)	$(3,038,163)	$(1,154,646)

Loss per share - basic and diluted (U.S. GAAP)	$(0.05)	~~$~~(0.05)	$(0.03)

Weighted average number of common shares outstanding - basic and diluted (U.S. GAAP)	71,378,444	67,174,891	39,889,341

We also propose to revise the Selected Financial Data in accordance with U.S. GAAP in Item 3.

Selected Financial Data
(CDN$ in 000, except per share data)
Information in Accordance with U.S. GAAP

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	Dec 31/05	Dec 31/04	Dec 31/03	Dec 31/02	Dec 31/01
Net income (loss)	(3,633)	(3,038)	(1,155)	(1,296)	(1,338)
Net income (loss) per Share	(0.05)	(0.05)	(0.03)	(0.04)	(0.05)
Wgt. Avg. No. Shares	71,378	67,175	39,889	33,549	27,678
Dividends Per Share	0	0	0	0	0
Working Capital	16,040	12,758	13,186	(5)	473
Prairie Creek Mine Prop.	4,723	4,822	3,470	3,250	3,250
Current Liability	48	175	209	77	78
Additional paid in capital	46,727	39,375	36,523	22,011	21,275
Shareholders' Equity	19,572	16,485	16,671	3,383	3,873
Total Assets	20,923	17,888	16,998	3,460	3,951

Selected Financial Data
(CDN$ in 000, except per share data)
Information in Accordance with Canadian GAAP

	Year	Year	Year
	Ended	Ended	Ended
	Dec 31/05	Dec 31/04	Dec 31/03
Net income (loss)	(1,967)	(679)	(905)
Net income (loss) Per Share	(0.03)	(0.01)	(0.02)
Wgt. Avg. No. Shares	71,379	67,175	39,889
Working Capital	16,040	12,758	13,186
Prairie Creek Mine Prop.	18,495	16,928	13,216
Current Liability	48	175	209
Shareholders' Equity	33,344	28,591	26,417
Total Assets	34,695	29,994	26,745

12.
Please indicate, in a financial statement note, the amount of each material variation between the amount of a line item appearing in your cash flow statement(s) and the amount determined using U.S. GAAP and Regulation S-X for each year an income statement is presented. Refer to Item 17(c)(2)(iii) of the Form 20-F. We note that you have classified certain costs as investing activities which appear to be operating activities under U.S. GAAP.

We will include a new sub-note (d) in Note 13 providing reconciliation of the items in the cash flow statement, as set out below. Further, we propose to reflect the determined exploration costs as operating activities rather than investing activities under US GAAP.

d.	Reconciliation of Statement of Cash Flows Items:

	2005	2004	2003

Cash flow from operating activities: (Canadian GAAP)	$ (776,334)	$ (679,750)	$ (760,300)
Deferred exploration and development costs	(1,426,212)	(2,120,663)	(217,326)
Lease and property abandonment deposit	(30,000)	(30,000)	(130,000)
Cash flow from operating activities (U.S. GAAP)	$(2,232,546)	$(2,830,413)	$(1,107,626)

Cash flow from investing activities (Canadian GAAP)	(1,474,155)	(2,196,320)	(352,704)
Deferred exploration costs	1,426,212	2,120,663	217,326
Lease and property abandonment deposit	30,000	30,000	130,000
Cash flow from investing activities (U.S. GAAP)	(17,943)	(45,657)	(5,378)

Engineering Comments

General

13.
The word “development” has a very specific meaning under Industry Guide 7(a)(4), (see ). It references the “development stage” when companies are engaged in preparing reserves for production. If you do not have any “reserves”, as defined by Guide 7, please remove the terms “develop”, or “development” throughout the document, and replace them, as needed, with the terms “explore” or “exploration”. This includes the use of the terms in the Financial Statement headnotes and footnotes, see Instruction 1 to paragraph (a), Industry Guide 7.

In accordance with Canadian GAAP, the Company is a development stage enterprise and the header reference in the financial statements is consistent with Canadian regulations. We will include a statement in Note 13(e) that in accordance with U.S. GAAP the Company is considered to be an exploration stage enterprise.

The Company is engaged in preparing the Prairie Creek mineral deposit for production. This particular mine is already built and developed, including three access adits and about 5,000 meters of underground development, a 1,000 tpd mill and related infrastructure and could be in production within six months of obtaining an operating permit. All of the Company’s activity is directed towards preparing the mine for production, and a large part of this is repermitting.

In disclosing information on the Prairie Creek deposit the Company is primarily subject to Canadian National Instrument 43-101. The resource estimation in the disclosure is based upon a 1998 MRDI Report which was prepared in accordance with the JORC Australasian Code. A copy of that Report is attached (see response to Comment #16 below). In accordance with NI 43-101 the Company is treating that Report as a historical resource estimate and no reserve report has been prepared in accordance with the requirements of N 43-101. Upon completion of the current year 2006 drilling program the Company will be required to prepare a reserve report in compliance with NI 43-101. Appropriate disclosure is contained in Item 5, including a cautionary note to US investors concerning estimates of reserves and resources.

As supplemental information, the historical records obtained by the Company indicate that when the mine was built in 1980/82 it was developed based upon a Feasibility Study prepared by Kilborn Engineering (B.C.) Ltd. which quoted Proven, Probable and Possible Reserves of 1,994,000 tons grading 11.75% Zn, 10.8% Pb and 5.3 oz/t silver. As the mill never processed any ore, all of these “reserves”, including a mined ore stockpile of about [20,000] tons, remain in place.

14.
Please insert a small-scale map showing the location and access to your property. Note that the SEC’s EDGAR program now accepts digital maps; so please include these in any future amendments that are filed on EDGAR and you are able to include automatic links at the appropriate locations within the document to GIF or IPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if you need additional assistance, please call File Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

We have included a location and access map as suggested and is presented below.

15.
We note that your document contains very detailed technical and narrative information, which may obscure what is important to the average investor, particularly in the environmental and permitting sections:

a.	Please substantially revise your disclosure to eliminate extraneous detail, and summarize the information.
b.	Please present information in clear, concise sections, and paragraphs easily understandable to the average reader.
c.	Whenever possible, use short explanatory sentences and bullet lists, and avoid highly technical terminology.

Given the particular circumstances of this project, the fact that the mine is already built and developed, and could go into production within six months of receiving an operating permit, we have found that it is necessary to explain to investors why this has not happened and why the mine is not in production. The reasons are almost entirely attributable to permitting and related environmental issues. Unfortunately, because in our particular case these issues are complex, we have found it necessary to provide detailed information. We have found that it is not possible to summarize the information and at the same time make the necessary disclosure to ensure that investors have all information required for an informed decision. We submit that, although the disclosure is long, there is little if any extraneous detail within the environmental and permitting sections, and that there is no highly technical terminology [other than perhaps the proper scientific technical names of some of the animal species].

Whilst we are willing to discuss this further with you, we are most reluctant to change the detailed disclosure in Item 5. We believe that the Business Overview section in Item 4 provides a concise summary of the information. To make this overview complete we propose to add an additional paragraph to Item 1 as set out below: This is a repeat of information on risk factors [in Item 3D] on Page 4 but suggest its inclusion in the Overview Section [Item 4. B] makes that summary more complete.

“The Prairie Creek Project is located in an environmentally sensitive remote area in the Mackenzie Mountains, within the watershed of the South Nahanni River and in proximity to, but outside, the Nahanni National Park Reserve. The Company is required to obtain various permits to carry on its activities and is subject to various reclamation and environmental conditions. Canadian Zinc does not have all of the permits necessary to operate the Prairie Creek Mine and there can be no assurance that it will be able to obtain those permits or obtain them within a reasonable time. The Company has experienced long delays in obtaining permits to date.”

Resource Estimation, page 14

16.	As supplemental information, please provide us with a copy of the 1998 MRDI resource estimation report you cite in your disclosure.

We attach for your information a copy of the 1998 MRDI Report.

Conclusion:

We enclose a marked copy of the draft proposed Amended 20-F/A filing.

We acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	draft comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

If you require any further information, please do not hesitate to contact us. We look forward to hearing from you

Sincerely,

CANADIAN ZINC CORPORATION
/s/ John F. Kearney
John F. Kearney
Chairman and President

Cc: Kevin Stertzel

Attachments:  20-F/A Blacklined [draft];
USGAAP Financial statements Blacklined [draft];
MRDI Resource Estimation report 1998 [pdf]

13. Reconciliation of Canadian and United States Generally Accepted Accounting Principles
a. The Statement of Shareholders’ Equity, prepared in accordance with the U.S. GAAP as required, is presented below.

						Total
			Additional	Common		Share-
	Common shares		paid-in	stock	Deficit	holders’
	Shares	Amount	capital	issuable	accumulated	equity

Balance, December 31, 2002	34,638,169	$-	$22,010,839	$69,460	$(18,697,416)	$3,382,883

Flow-through and non-flow-through
shares issued pursuant to private
placement at $0.17 per share net cost	1,500,000	-	222,100	-	-	222,100

Flow-through and non-flow-through
shares issued pursuant to private
placement at $0.50 and $0.58 per
share less issuance cost	14,150,000	-	6,431,036	(69,460)	-	6,361,576

Flow-through and non-flow-through
shares issued pursuant to private
placement at $1.00 and $1.40 per
share less issuance cost	6,407,143	-	6,018,872	-	-	6,018,872

Exercised of stock options ranging
from $0.20 to $0.25 per share	2,680,000	-	563,000	-	-	563,000

Exercised of warrants ranging from
$0.17 to $0.25 per share	5,107,620	-	1,223,002	-	-	1,223,002

Stock based compensation	-	-	54,000	-	-	54,000

Comprehensive income
- net (loss) for the year	-	-	-	-	(1,154,646)	(1,154,646)

Balance, December 31, 2003	64,482,932	$-	$36,522,849	$-	$(19,852,062)	$16,670,787

Balance, December 31, 2003	64,482,932	$-	$36,522,849	$-	$(19,852,062)	$16,670,787

Exercised of warrants at
various prices	4,462,010	-	2,410,125	-	-	2,410,125

Shares issued pursuant to a mineral
Interest agreement	300,000	-	408,000	-	-	408,000

Exercised of stock options at
$0.23 per share	150,000	-	34,500	-	-	34,500

Comprehensive income
- net (loss) for the year	-	-	-	-	(3,038,163)	(3,038,163)

Balance, December 31, 2004	69,394,942	$-	$39,375,474	$-	$(22,890,225)	16,485,249

Exercised of warrants at $0.60	388,813		233,288			233,288

Private Placement of flow-through shares		-		-	-
At $0.55 per share less issuance cost	9,090,909		5,000,000	(444,685)		4,555,315
Broker warrants				(109,091)		(109,091)

Private Placement of flow-through shares		-		-	-
At $0.75 & $0.85 per share less issuance cost	872,548		675,000	(57,235)		617,765
Broker warrants				(20,333)		(20,333)
Issuance of stock options			1,443,424			1,443,424
Comprehensive income
- net (loss) for the year	-	-	-	-	(3,633,448)	(3,633,448)

Balance, December 31, 2005	79,747,212	-	46,727,186	(631,344)	(26,523,673)	19,572,169